FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported X Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Colony, Paul V.	2. Issuer Name and Ticker or Trading Symbol Health Care Property Investors, Inc. (HCP)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 4675 MacArthur Court Suite 900	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 2002
(Street) Newport Beach, CA 92660		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Phantom Stock	1 for 1	(3)		A(1)	3236.7		Immed.	(2)	Common Stock	3236.7	(3)	3236.7	D
Dividend Equivalent Shares	1 for 1	(4)		A(1)	170.1		Immed.	(2)	Common Stock	170.1	(4)	3406.8	D
Dividend Equivalent Shares	1 for 1	(5)		A(1)	270.7		Immed.	(2)	Common Stock	270.7	(5)	3677.5	D
Dividend Equivalent Shares	1 for 1	(6)		A(1)	395.5		Immed.	(2)	Common Stock	395.5	(6)	4073	D
Dividend Equivalent Shares	1 for 1	(7)		A(1)	462.3		Immed.	(2)	Common Stock	462.3	(7)	4535.1	D
Dividend Equivalent Shares	1 for 1	(8)		A(1)	419.8		Immed.	(2)	Common Stock	419.8	(8)	4955.3	D
Dividend Equivalent Shares	1 for 1	(9)		A	308.3		Immed.	(2)	Common Stock	308.3	(9)	5263.4	D
Dividend Equivalent Shares	1 for 1	11/20/02		A4	103.1		Immed.	(2)	Common Stock	103.1	$42.36	5366.5	D

Explanation of Responses:

(1) Transactions should have been reported on a Form 5 due with respect to the applicable fiscal year.
(2) Shares of phantom stock and dividend equivalent shares are issued under the issuer's Second Amended and Restated Director Deferred Compensation Plan and are payable in cash following the termination of the reporting person's service with the issuer and the happening of certain other events.
(3) Balance of 3236.7 transferred into Plan on 4/23/97
(4) Dividend equivalent shares acquired on the issuer's quarterly dividend payment dates after 4/23/97 at prices of $33.313; $36.431; $38.575
(5) Dividend equivalent shares acquired on issuer's quarterly dividend payment dates during 1998 at prices of $37.488; $34.156; $32.363; $32.40
(6) Dividend equivalent shares acquired on issuer's quarterly dividend payment dates during 1999 at prices of $27.131; $30.531; $24.962; $25.575
(7) Dividend equivalent shares acquired on issuer's quarterly dividend payment dates during 2000 at prices of $24.78; $27.09; $28.13; $28.12
(8) Dividend equivalent shares acquired on issuer's quarterly dividend payment dates during 2001 at prices of $31.01; $34.88; $34.99; $38.26
(9) Dividend equivalent shares acquired on issuer's quarterly dividend payment dates for February, May and August, 2002 at prices of $37.20; $40.46; $42.15

By: /s/ Paul V. Colony **Signature of Reporting Person	2/14/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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DIRECTOR'S

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby authorizes Edward J. Henning,

Alan C. Vital and Kathleen O'Bryan of Health Care Property Investors, Inc. (the "Company"), to

execute for and on behalf of the undersigned, in the undersigned's capacity as a director of the

Company, Forms 3, 4 and 5, and any amendments thereto, and cause such form(s) to be filed with the United States Securities and Exchange Commission pursuant to Section 16(a) of the

Securities Act of 1934, relating to the undersigned's beneficial ownership of securities in the

Company.  The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned's holdings of, and transactions in, securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has cause this Power of Attorney to be executed as of this ____ day of _____________, 20___.

[SIGNATURE]

 SV\340998.1